Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated November 16, 2018

Relating to Preliminary Prospectus dated November 7, 2018 (as supplemented by Issuer Free Writing Prospectuses dated November 9, 2018 and November 15, 2018)

Registration No. 333-227940

TuanChe Limited

TuanChe Limited, or our company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, our company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, if you request it, by contacting (1) Maxim Group LLC, by telephone at (212) 895-3745 or by emailing syndicate@maximgrp.com; or (2) AMTD Global Markets Limited, by telephone at (852) 3163-3288 or by emailing prospectus@amtdgroup.com. You may also access our company’s most recent prospectus dated November 16, 2018, which is included in Amendment No. 5 to our company’s registration statement on Form F-1, as filed with the SEC on November 16, 2018, or Amendment No. 5, by visiting EDGAR on the SEC website at: https://www.sec.gov/Archives/edgar/data/1743340/000114420418060376/tv507381-f1a.htm

The following information supplements and updates the information contained in our company’s preliminary prospectus dated November 7, 2018, as supplemented by free writing prospectuses dated November 9 and November 15, 2018. In Amendment No. 5, we have decreased the maximum base offering size from 4,000,000 American depositary shares, or ADSs, to 3,000,000 ADSs. This free writing prospectus reflects the decrease in the number of ADSs being offered, as well as certain other changes, including the impact on net proceeds, dilution, capitalization, and shareholder structure, in select places throughout Amendment No. 5. All references to page numbers are to page numbers in Amendment No. 5.

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(1)	Amended the corresponding portion of “The Offering” on pages 9 and 10 as follows:

THE OFFERING

Offering price	We estimate that the initial public offering price will be between US$7.50 and US$9.50 per ADS.

ADSs offered by us	3,000,000 ADSs (or 3,450,000 ADSs if the underwriters exercise their over-allotment option in full).

ADSs outstanding immediately after this offering	3,000,000 ADSs (or 3,450,000 ADSs if the underwriters exercise their over-allotment option in full).

Ordinary shares outstanding immediately after this offering	260,576,153 Class A ordinary shares (or 262,376,153 Class A ordinary shares if the underwriters exercise their over-allotment option in full), taking into account the special conversion adjustments for Series D preferred shares based on an assumed initial public offering price of US$8.50 per ADS, which is the mid-point of the estimated range of the initial public offering price shown on the front cover page of this prospectus, and 55,260,580 Class B ordinary shares. Mr. Wei Wen, our co-founder, chairman of the board and chief executive officer, will beneficially own all of our issued and outstanding Class B ordinary shares.

We adopted a dual-class ordinary share structure on June 13, 2018. Our authorized share capital upon completion of the offering will be US$100,000 divided into (1) 800,000,000 Class A ordinary shares at a par value of US$0.0001 each, (2) 60,000,000 Class B ordinary shares at a par value of US$0.0001 each, and (3) 140,000,000 undesignated shares at a par value of US$0.0001 each.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately US$18.8 million, or approximately US$22.3 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$8.50 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover page of this prospectus.

We intend to use our net proceeds from this offering for (1) the development and expansion of our business, (2) strengthening our information technologies and data analytics capabilities, and (3) general corporate purposes, including funding potential strategic investments and acquisitions.

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(2)	Amended the third paragraph and the table on page 53 as follows:

 Without taking into account any other changes in net tangible book value after June 30, 2018, other than to give effect to (1) conversion of all of our issued and outstanding preferred shares immediately upon the completion of this offering, taking into account certain special conversion adjustments for Series D preferred shares based on an assumed initial public offering price of US$8.50 per ADS, being the mid-point of the estimated range of the initial public offering price shown on the front cover page of this prospectus; and (2) our sale of the 3,000,000 ADSs offered in this offering at the assumed initial public offering price of US$8.50 per ADS, the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus, with estimated net proceeds of US$18.8 million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (assuming the underwriters do not exercise their option to purchase additional ADSs), our adjusted net tangible book value on June 30, 2018 would have been US$38.9 million, or US$0.15 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, and US$0.60 per ADS. This represents an immediate decrease in net tangible book value of US$0.03 per ordinary share, or US$0.12 per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$1.97 per ordinary share, or US$7.89 per ADS, to new investors in this offering.

	Per ordinary share	Per ADS
Assumed initial public offering price	US$2.13	US$8.50
Net tangible book value as of June 30, 2018	US$0.18	US$0.72
Pro forma net tangible book value after giving effect to the conversion of our preferred shares	US$0.08	US$0.32
Pro forma as adjusted net tangible book value after giving effect to the conversion of our preferred shares and this offering	US$0.15	US$0.60
Dilution in net tangible book value to new investors in this offering	US$1.97	US$7.89

(3)	Amended the table on page 54 as follows:
	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
			(US$ in thousands)		(US$)	(US$)
Existing shareholders*	244,632,071	95.3%	72.1	73.9%	0.29	1.16
New investors	12,000,000	4.7%	25.5	26.1%	2.13	8.50
Total	256,632,071	100.0%	97.6	100.0%

*	Including 132,801,419 Class A ordinary shares resulting from the conversion of all of our issued and outstanding preferred shares immediately upon the completion of this offering, taking into account certain special conversion adjustments for Series D preferred shares based on an assumed initial public offering price of US$8.50 per ADS, being the mid-point of the estimated range of the initial public offering price shown on the front cover page of this prospectus.

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(4)	Amended the table on page 55 as follows:
	As of June 30, 2018
	Actual		Pro Forma(1)		Pro Forma(1) As Adjusted
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Total Mezzanine Equity	541,899	81,895	—	—	—	—
Shareholders’ Deficit:
Class A ordinary shares: US$0.0001 par value; 310,802,108 shares authorized, 63,586,484 shares issued and 50,910,072 shares outstanding as of June 30, 2018 (444,739,420 shares authorized, 202,047,903 shares issued and 189,371,491 shares outstanding on a pro-forma basis as of June 30, 2018)	41	6	133	21	141	23
Class B ordinary shares: US$0.0001 par value, 55,260,580 shares authorized, issued and outstanding as of June 30, 2018 (55,260,580 shares authorized, issued and outstanding on a pro-forma basis as of June 30, 2018)	35	5	35	5	35	5
Treasury stock	—	—	—	—	—	—
Additional paid-in capital	9,258	1,399	551,065	83,279	675,209	102,040
Accumulated deficit	(410,578)	(62,049)	(410,578)	(62,049)	(410,578)	(62,049)
Accumulated other comprehensive loss	(7,673)	(1,160)	(7,673)	(1,160)	(7,673)	(1,160)
Total Shareholders’ Deficit(2)	(408,917)	(61,799)	132,982	20,096	257,134	38,859
Total Mezzanine Equity and Shareholders’ Deficit	132,982	20,096	132,982	20,096	257,134	38,859

(1)	The pro forma and pro forma as adjusted information discussed above is illustrative only. Our total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)	A US$1.00 increase (decrease) in the assumed initial public offering price of US$8.50 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ deficit and total capitalization by US$2.8 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option to purchase additional ADSs and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

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(5)	Amended the table on page 138 as follows:

	Ordinary Shares Beneficially Owned Immediately Prior to this Offering**			Ordinary shares Beneficially Owned Immediately After This Offering***			Voting Power Beneficially Owned After This Offering***
	Class A Ordinary Shares	Class B Ordinary Shares	% †	Class A Ordinary Shares	Class B Ordinary Shares	% †	% † †
Directors and Executive Officers****
Wei Wen(1)	2,498,799	55,260,580	19.9%	2,489,799	55,260,580	18.3%	76.1%
Jianchen Sun(2)	14,130,689	—	4.9%	14,130,689	—	4.5%	1.0%
Hongchuan Thor	—	—	—	—	—	—	—
Yaping Yao	—	—	—	—	—	—	—
Yang Zhao	—	—	—	—	—	—	—
Yu Long	—	—	—	—	—	—	—
Zhishuo Liu	—	—	—	—	—	—	—
Zhihai Mao(3)	3,356,021	—	1.2%	3,356,021	—	1.1%	—
Xuehui Liu(4)	*	—	*	*	—	*	—
Ruijin Wu(5)	*	—	*	*	—	*	—
Directors and executive officers as a group	22,125,509	55,260,580	26.7%	22,125,509	55,260,580	24.5%	77.1%
Principal Shareholders
WW Long Limited(6)	—	55,260,580	19.1%	—	55,260,580	17.5%	76.1%
K2 Partners(7)	40,877,879	—	14.1%	40,877,879	—	12.9%	3.8%
Best Cars Limited(8)	38,723,321	—	13.4%	38,723,321	—	12.3%	3.6%
Highland Funds(9)	30,666,093	—	10.6%	30,666,093	—	9.7%	2.8%
BAI GmbH(10)	28,715,429	—	9.9%	28,715,429	—	9.1%	2.6%
Beijing Z-Park Fund Investment Center (Limited Partner)(11)	20,630,925	—	7.1%	29,921,330	—	9.5%	2.7%
First Aqua Inc.(12)	16,458,038	—	5.7%	16,458,038	—	5.2%	1.5%

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